

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 19, 2017

VIA E-mail
Mark Pruzanski, M.D.
President and Chief Executive Officer
Intercept Pharmaceuticals, Inc.
450 West 15th Street, Suite 505
New York, NY 10011

Re: Intercept Pharmaceuticals, Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 9, 2016
File No. 001-35668

Dear Dr. Pruzanski:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance